Mail Stop 3561

March 4, 2008

Mr. Bruce A. Shepard
Chief Financial Officer
4000 West Ali Baba Lane, Suite D
Las Vegas, Nevada 89118

      **Re:**    **Las Vegas Gaming, Inc.**
                **Form 10-KSB for the year ended December 31, 2006**
                **Filed April 4, 2007**
                **File No. 000-30375**

Dear Mr. Shepard:

We have reviewed your response letter dated February 25, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Note 5. Debt, page 38

1. We note from your response to our prior comment 1 that as of December 31, 2006 and September 30, 2007 you are proposing an adjustment to reflect the cumulative reduction in net loss from revaluing the derivative liability related to the warrants. Please tell us, and disclose in the notes to your financial statements, the reason for the change in the value of the derivative liability for each period presented.

Form 10-Q for the quarter ended September 30, 2007

Note 6. Bridge Financing

2. We note from your response to our prior comment 8 that your initial accounting for the debt modification was to expense the $250,000 additional balance of the note as the loss on a debt extinguishment. Please explain to us why your proposed correcting entry reverses the entire amount of the additional debt incurred. As part of your response, please provide us the original accounting for the $250,000 proceeds received.

Note 8. Progressive Jackpots

3. We note from your response to our prior comment 9 that the gain on the progressive jackpot liability was a result of your choice to change to valuing the liability at the current prime rate versus the 20-year bond rate. Please revise future filings to disclose this as a change in estimate and to include the disclosures required by paragraph 22 of SFAS No. 154.

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You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant